Datascension, Inc.
145 S. State College Blvd, Suite 350
Brea, CA 92821

Tel : 714-482-9750
Fax : 714-482-9751

April 25, 2005

MR. MICHAEL MCTIEMAN, STAFF ATTORNEY
Tel: (202) 824-5445
Fax: (202) 942-9635

Securities Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0409
Washington, D.C. 20549

RE:    DATASCENSION, INC.
       REGISTRATION STATEMENT ON FORM SB-2 FILED JANUARY 5, 2005
       REGISTRATION NO. 333-121851

Dear Mr. McTieman,

Here follows our responses to your comment letter dated February 1, 2005.

Form SB-2

General

   1. We refer to you press release dated January 5, 2005 that was filed on form 8-K. In the press release you disclose "addition income-producing partnerships with nationally recognized corporations [that] are due to be announced as negotiations are concluded{ellipsis}" We note you disclosure the "there are many positive developments [you] wish to discuss in greater detail than a typical press release will allow." There is no disclosure in the prospectus regarding these important business developments. Please provide appropriate disclosure or advise us why you consider these items which were disclosed in a press release not sufficiently material for the prospectus.

The partnerships mentioned in the January 6, 2005 news release are really strategic alliances and not partnerships (note that we changed it to strategic alliances in a subsequent news release).

The business developments were not discussed in the prospectus as these potential clients were still in the testing phase. The clients referred to in the January 5, 2005 release were Commscore, SRBI and MRC and should more appropriately be referred to as strategic alliances rather than partnerships. Furthermore, as most of our research surveys are outsourced to us by other research companies, they prefer to keep this confidential from the original research client and thus we have not included the clients names in our press releases.

Additionally, we mentioned positive developments occurring which were going be discussed in greater detail in the future. We were intending to discuss these changes at the annual shareholder meeting once the changes were in fact going to take place, but instead have gone ahead and issued a press release on March 3, 2005 disclosing the positive changes which were changes in the management of the company. We feel these changes are a very positive move for the company and the shareholders because it now allows Mr. Scott Kincer who has a tremendous amount of experience in the call center industry to focus on the company which now directed solely at the call center industry and allows Mr. Conradie to focus on Nutek Oil which was spun off in the past. Shareholders will now see separate management focused on the two operational entities.

   2. Please include the disclosure required by Item 23 of Form S-B and Item 304 of Regulation S-B regarding change of auditor.

The Prospectus has been amended to include the disclosure required by Item 23 of Form S-B and Item 304 of Regulation S-B regarding the changes in auditors on December 11, 2002 and on June 15, 2004.

See page 41.

   3. We note that your stock may have appeared on the NASDAQ "Threshold Security List" and that you may be party to a lawsuit in connection with this issue. Refer to a recent article in FinancialWire, dated January 27, 2005, entitled, "Stockgate; OTCBB Threashold Securities Listed But Hundred `Missing in Action.'" Please add a risk factor that describes any market risk to your stock and disclose the litigation, or advise us.

We are unaware of our stock appearing on the NASDAQ "Threshold Security List". The litigation the company was previously involved in was related to brokerages failing to deliver shares to our shareholders that were purchased through their respective brokerage firms. The Company determined it was in the best interests of these shareholders to file for Arbitration hearings with the respective brokerages and all litigation pertaining to this matter has ceased. We are not involved in any litigation relating to the NASDAQ "Threshold Security List". I have read the Financial Wire release dated January 27, 2005 entitled "Stockgate: OTCBB Threshold Securities Listed but hundreds "Missing in Action." It appears our name is included in this release, but this information was not provided by the company, nor are we aware of any litigation on our behalf.

Cover Page

   4. Please limit the prospectus cover to one page. Refer to Item 501 of Regulation S-B. Please consider moving you detailed discussion of the terms of the notes to the Prospectus summary.

Cover page revised.

   5. Please eliminate the use of defined terms on the cover page and in the summary section. See our Plain English Handbook available at our web site.

Cover and summary section has been revised.

Table of Contents

   6. Please remove the reference to the Indemnification section of Part II of the registration statement since it will not be included in the prospectus.

Reference has been removed.

Prospectus Summary, page 1

   7. We note your disclosure regarding your three business lines. However, we also note that on page 20 of the prospectus you state that you plan to sell SRC and spin-off Century International in 2004, and in your recent press release filed on January 6, 2005 on Form 8-K, you state that your subsidiary, Datascension International, will be you "sole focus and direction." Please revise the disclosure throughout an updated overview of your current operations.

The information provided regarding the plans to sell SRC and spin-off Century Innovations in 2004 plus our goal to have Datascension International, which is our call center operation, as the sole focus of the company was correct at the time of the filing. We pursued several avenues to sell SRC of which none materialized. Therefore we considered the inability to do anything with SRC an impairment and wrote down those assets as of year end 2004. The spin-off of Century Innovations has proceeded as planned and was removed from our financials as of year end 2004.

   8. Please provide the summary and in the body of the prospectus a more detailed explanation of the terms of the notes. For example, please disclose the interest rate of the notes, the security interest if noteholders and the optional redemption provision of the notes.

Disclosure revised.

   9.   Please supplementally provide us a copy of the escrow agreement.

Escrow agreement is included with this document as Exhibit A.

   10. We note your disclosure that the noteholder may allocate which equity shall be included in the 4.99% amount and which shall be allocated to excess. Since the terms of the note appear to prevent any conversion such that a noteholder would beneficially own in excess of 4.99% of your shares, please disclose in the prospectus how a holder may become the beneficial owner of more than 4.99% of your stock and how the excess will be treated.

Disclosure added.

Risk Factors, page 9

   11. Please add a risk factor, if appropriate, addressing the ability and likelihood of the selling noteholders short selling your shares and the impact this can have on your share price.

Risk factor added.

   12. Please add a risk factor that discusses the historical volatility of our stock price. We note your disclosure on page 18.

Risk factor added.

Our clients may adopt technologies that decrease the demand for our services, which could reduce our revenues and seriously harm our business, page 10.

   13. We note your disclosure regarding your major clients who generate the substantial majority of your revenues. Please include a separate risk factor discussing your client concentration.

Risk factor added, see page 6.

We serve markets that are highly competitive and we may be unable to compete with businesses that have greater resources that we do, page 10.

   14.  Please  revise  to  eliminate  redundancies  with your competition risk
        factor  on  the  prior  page.   Please  consider combining  these  risk
        factors.

Risk factors have been combined.  See page 3

Our senior management team is important to our continued success and the loss of members of senior management could negatively affect our operations.

   15. We refer to your later disclosure that the shares issued on conversion of the notes may depress your stock price. Please discuss the impact of a depressed stock price on your ability to retain management.

Management feels there will be no impact on the ability to retain management based on a depressed share price. Members of management have employment agreements in place and the payroll due as a result of these employment agreements is paid from the ongoing operations of the company and not affected by the stock price.

Our ability to raise capital in the future, if and when needed, may be limited and could prevent us from executing our business strategy. The sale of additional equity securities would result in further dilution to our stockholders, page 13.

   16. Since you will not receive proceeds from this offering, except to the extent warrants are exercised for cash, please remove the reference to net proceeds.

Reference to net proceeds removed.

   17. Please clarify what payments will be made to senior management and other key employees in connection with this offering.

No payments are to be made to senior management and other key employees in connection with the offering and all references to this in the prospectus have been removed.

Disclosure has been revised.

   18. Please disclose the provisions in the subscription agreement for the notes that restrict your ability to conduct a public offering of shares.

Risk factor added, see page 9.

   19. We note that you refer to increasing costs in the Philippines, but you do not discuss this elsewhere in the prospectus. Please revise the Business section to discuss your operations in the Philippines and identify all the countries which you do business.

We do not operate in the Philippines and all references to the Philippines have been removed from the prospectus. The two countries in which we do business besides the USA are the Dominican Republic and Costa Rica and these have been identified and discussed in the prospectus.

Further dilution may occur if DSEN enters into additional service contracts in the future which requires issuance of more common stock shares, page 16.

   20. Please revise the header to identify all the risks discussed in the risk factor.

We have removed this risk factor from the prospectus for two reasons:

   1.  There is already an existing risk factor that discusses dilution.
   2. This risk factor is highly technical and difficult to understand and therefore does not comply with Rule 421(d) of Regulation C.

THE CURRENT OFFERING WILL RESULT IN A DILUTION OF OUR NET TANGIBLE BOOK VALUE PER SHARE. FURTHER DILUTION MAY OCCUR IF DSEN ENTERS INTO ADDITIONAL SERVICE CONTRACTS IN THE FUTURE, WHICH REQUIRES ISSUANCE OF MORE COMMON STOCK SHARES.

       Assuming there was no change in the net tangible book value (net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities of DSEN after September 30, 2004 and taking into consideration $1,506,790 net proceeds received from the sale of debentures our adjusted net tangible book value as determined after the receipt of net proceeds from such maximum offering amount (including warrants), totaling $3,881,025 will be $.243 per share of common stock. This represents an immediate increase in our net tangible book value of $0.057 per share of Common Stock to the Existing Stockholders, and an immediate dilution of $0.114 per share to the investors purchasing shares of common stock in this offering (the "New Stockholders").

The following table illustrates this per share dilution at September 30, 2004:

Offering Price per share of Common Stock (Avg)                                $0.30

Adjusted net tangible book value (deficit) per share of
Common Stock at September 30, 2004
Before this Offering                                                          $0.243

Increase attributable to the Offering                                         $0.057

Adjusted net tangible book value (deficit)
per share of Common Stock
After this Offering                                                           $0.186

Dilution in adjusted net tangible book
Value per share of Common Stock
to New Stockholders                                                           $0.114

       In addition, further dilution could occur in the future due to any contracts we may enter into with third party entities for consulting or other services should any additional Common Stock shares be issued for those consulting or other services. The following are shares issued pursuant to service contracts over the last twelve months.

   1. Please disclose service contracts entered into in the last 12 months in which shares were issued as consideration.

The below service contracts were entered into in the last twelve months.

500,000 pre split shares of restricted stock were issued to Stock Enterprises for services valued at $25,000 based on a fair market value of the stock of
$0.05 per share.   Shares issued on April 20, 2004.

350,000 pre split shares of common stock were issued to the Law Offices of Michael Morrison (250,000) and the Law Offices of Neil Beller (100,000) for legal services valued at $31,500 based on a fair market value of the stock of
$0.09 per share.   Shares issued on May 21, 2004.

Disclosure is added in the MD&A section, see page 19.

Management's Discussion And Analysis of Financial Condition or Plan of Operation, page 20

   2. Please advise us as to how you have complied with FR-20 and FR-72 in your disclosure of critical accounting policies, or expand your disclosure as appropriate.

Disclosure added, see page 14.

   3. We note that you have operations in Costa Rica and the Dominican Republic. Please revise to discuss the impact of Foreign government regulation and foreign currency exchange on your financial condition and results of operations.

All workers are contracted through management companies and all expenses are paid in US dollars, therefore Datascension does not have currently fluctuations to deal with nor do any government regulations that affect our business.

   4. We note your disclosure of the plan to sell the equipment and assets of SRC International Inc., on page 20. Please advise us of your consideration of paragraph 30 of SFAS 144 in your interim financial statements.

While working to complete our 2003 audit, we were in discussions with an entity to purchase the assets of SRC International. We did consider the Accounting for the Impairment or Disposal of Long-Lived Assets; however, we determined the value had not been lost or impaired as we were about to sell the property. We did however come to an agreement with our auditors that should the assets not be sold by 12/31/04, then regardless of any talks to purchase the equipment, the company would impair the assets. Unfortunately, the deals did not commence and as of 12/31/04, the assets have been written down.

   5. Please amend your filing to clarify how your disclosure of short-term and long-term objectives regarding the expansion and growth of Datascension International is consistent with the proposed spin off of Datascension International on page 24. To the extent you plan to spin-off Datascension International, revise your disclosure to include and/or clarify uncertainties related to cash flows, capital resources, capital requirements or liquidity from this transaction. We refer you to FR-20.

As a result of receiving the current funding, the plans to spin off of Datascension International has been put off indefinitely. Our disclosures have been revised accordingly.

   6. We note your explanation on page 21 that a portion of 2003 general and administrative costs were related to Nutek Oil, Inc. On page 25, you indicate that Nutek Oil, Inc. was spun off from Datascension, Inc. during 2001. Please help us understand the nature of and your accounting for expenses incurred two years after the spin off. Additionally, please clarify for us how you accounted for Nutek, Oil Inc. prior to the spin off and after the spin off (when it appears that you maintained a "small investment in Nutek"). Supplementally, provide us with your basis in GAAP for your accounting for Nutek Oil, Inc. after the spin off.

Accounting for expenses prior to minority spin-off:

Nutek Oil was a 100% wholly owned subsidiary and therefore all revenue and expenses were included in DSEN's consolidated financials.

Accounting for expenses after the minority spin-off:

The general and administrative expenses included in our financials represents that portion relating to the percentage of ownership retained.

Nutek spun off a small portion of it's ownership in Nutek Oil in 2001. The balance of the ownership was distributed in early 2004. Prior to the full spin off, the financials of Nutek oil were included in the #'s of the parent. The minority ownership in the company was backed out on the income statement and appeared on the balance sheet as a minority interest / non-controlling interest in the parent company.

The accounting sources used appear below (and in response to comment 64 as well):

Minority Interests (Source: ARB 51, par. 14)

9.213 Minority interests refer to the investment in the voting stock of a subsidiary that is not held by the parent company. The existence of a minority interest does not affect the amount of intercompany profit that should be eliminated in consolidation. That is, the entire intercompany profit should be eliminated, not just the portion related to the controlling interest. (ARB 51, par. 14) The amounts to be reported in consolidated financial statements as the minority interest are determined as follows:

       a. In the consolidated balance sheet, the minority interest is determined by multiplying the subsidiary's total realized stockholders' equity by the percentage of the subsidiary's stock that is owned by the minority interest. The subsidiary's realized stockholders' equity is its reported stockholders' equity adjusted for any unrealized intercompany profit or loss still residing in the retained earnings of the subsidiary.

       b. In the consolidated income statement, the minority interest is determined by multiplying the subsidiary's income or loss (after intercompany profits are eliminated) by the percentage of the subsidiary's stock that is owned by the minority interest. If the minority interest's share of losses exceed its interest in the subsidiary's equity capital, the excess loss (and any further losses) should be charged against the majority interest since the minority interest has no obligation to cover the losses. However, any future earnings should be credited to the majority interest to the extent it has been charged for the minority interest's portion of losses. (ARB 51, par. 15)

Practical Consideration. GAAP currently provides little guidance for presenting minority interests in consolidated financial statements. Some accountants present minority interests as a separate line item between liabilities and equity. (That presentation is required in filings with the Securities and Exchange Commission.) Generally, however, the authors recommend presenting minority interests in the consolidated balance sheet as a part of equity, segregated from the equity of the controlling interest. (That presentation is consistent with positions taken in Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, and the FASB's proposed Statement of Financial Accounting Standards, Accounting for Financial Instruments with Characteristics of Liabilities, Equity or Both, which would prohibit the presentation of items between the liabilities section and the equity section of the balance sheet, and would require that the noncontrolling interest in a consolidated subsidiary be displayed as a separate component of equity.) For example:

STOCKHOLDERS' EQUITY
         Controlling interests
           Common stock                        40,000
           Retained earnings                  354,000
                                              394,000
         Minority interests                    60,000
                                              454,000

The authors recommend showing the minority interests' share of earnings, if material, as a separate line item after the caption for income taxes, but before extraordinary items and the cumulative effects of accounting changes. In addition, because the allocation of income to minority interests does not use cash, the statement of cash flows should add that amount back to consolidated net income to arrive at cash provided by operations.

In addition to providing guidance on the presentation of minority interest, the proposed statement, Accounting for Financial Instruments with Characteristics of Liabilities, Equity or Both, would require that an entity with one or more less-than-wholly-owned subsidiaries include amounts attributable to both the controlling interest and the noncontrolling interest in all amounts displayed as line items in the consolidated income statement and amounts displayed as components of other comprehensive income. The FASB is redeliberating the proposed Statement's provisions relating to noncontrolling interests as part of its ongoing Liabilities and Equity project and its project on Business Combinations.

Plan of Operation, page 20

   7. Please revise to clearly identify the business in which you are currently engaged and to provide detail on the current status of your proposed sale of the assets of SRC International and the spin-off on Century Innovations.

The only business the Company is now involved with is the call center operations. Please see comment 7 and comment 24 concerning SRC and Century Innovations status.

The plan of operations has been revised accordingly.

   8. To the extent you will no longer operate the businesses that were historically held in SRC International and Century Innovations, please discuss how this will impact your results in the future. Include in your discussion disclosure on the historical contributions of these businesses to your revenue and net income. Refer to Item 303 of Regulation S-B. Furthermore, we note that Kristi & Co. and Fronteras are described in the notes to the financial statements, but are not discussed in MD&A. Please revise or advise us.

The discontinuation of operating the SRC International and Century Innovation subsidiaries will have basically no impact on DSEN's reported revenue and net income before discontinued operations. There will be no impact in our revenue because the combined revenue of these discontinued operation amounted to less that $2,000 for the entire year. There will be no impact to expenses items because the only expense category was depreciation expenses whereby the company will no longer be depreciating the assets of those entities (which amounted to about $15,000 per year).

Kristi & Co was discontinued and non operational and will have no impact on revenues and net income before discontinued operations.

Other than the one time charge to discontinued operations at 12/31/04 to write down the assets / company's investment in these above subsidiaries there will be no further future impact on the financials of DSEN.

Concerning Sin Fronteras, it ceased to exist as a separate corporation upon its acquisition when its operations were absorbed by DSEN.

The below disclosure in included in the MD&A section.

The loss from discontinued operations for the year ended December 31, 2004 was $1,794,639. This loss is made up of the following: the disposal and write down of Kristi and Co, Inc. of $302,656; SRC International, Inc, of $329,589; the write off of prepaid items of $129,980; asset impairment of $208,821; write-offs of plant and equipment of $239,541 and inventory of $64,070 not assumed by Century Innovations in the spin-off; the reduction in subscribed stock of $374,941 and additional administrative costs of $145,041 related to the discontinued operations.

   9. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your operations. Refer to Item 303 of Regulation S-B. We note that you have already spun-off Nutek Oil and that you plan to spin-off of Datascension International, sell SRC and spin-off Century Innovations. Please discuss this trend of spin-offs and sales of subsidiaries.

Our intent was to streamline DSEN to focus on the call center operation and not to establish a trend of spinning off subsidiaries. This goal of streamlining DSEN has how been achieved.

The business section has been revised accordingly.

   10. In the discussion of your short-term objectives, please identify which businesses you intend to expand, whether you intend to acquire or develop new businesses and the geographic areas in which you intend to expand, and how you anticipating financing your acquisitions of strategic competitors.

The company has stated it plans on focusing on Datascension International, the call center subsidiary. Our short term goals have been revised accordingly.

Disclosure revised.

   11. Please provide additional detail on how you have significantly reduced your overhead. In particular, please identify what costs have been reduced and whether the reductions are primarily as a result of discontinuing certain businesses.

Overhead has been reduced by installing predictive dialers in the call center facilities which automates the dialing process for our interviewers which in turn increase the productivity per operator resulting in lower costs. A predictive dialer is a telephone system that has the ability to automatically call out using algorithms to speed up or slow down the dialing process. Once the system has detected a live person, the system transfers the call to an available agent. Facility rental cost has been lowered by moving to smaller locations in our US operations. None of the reductions are primarily from the discontinuance of operations as the businesses we have discontinued have been non operational for the past 12 months thus requiring no expenditure other than the expensing of depreciation.

Disclosure revised.

Results of Operations, page 21

   12. Please describe the terms of the mutual agreement to extend the redemption date of the Series B preferred shares.

Preferred Stock Series B

The Series B preferred shares pursuant to the certificate of designation were to be converted two years after issuance. Since this time period has lapsed, the Datascension Board of Directions decided to convert the preferred shares into the appropriate number of common shares including unpaid dividends. The number of common shares to be issued is approximately 1,307,353 shares which includes unpaid dividends of $381,000. The issuance will occur in the second quarter of 2005.

Disclosure on page 33.

Year Ended December 31, 2003 versus Year Ended December 31, 2002, page 21

   13. We note that you attribute the increase in revenues to growth in operation, the Costa Rica acquisition, and oil production. Please revise to further specify the reasons for the increases in operation revenue and the revenues in connection with the acquisition. Please describe your oil production operations and disclose when the oil operations ended. Further, please quantify the amount of increase attributable to each source of revenue.

Datascension International's revenue grew from $6,419,307 in 2002 to $6,848,024 in 2003. The Costa Rica acquisition accounted for a net increase in revenue of $400,000 from the 2002 year end to 2003 year end. The Costa Rica expansion allowed the company to take on additional work from existing clients, while not requiring additional cost, as each "job" cost us less because of the lower costs. Additionally, the access to cheaper bilingual employees expanded the clientele we were able to approach. The predictive dialers also allowed more work to be done by the same number of employees, which in turn increased the revenue. The Nutek oil revenues increased approximately 65% from 2002 to 2003, or $$119,745 in 2002 to $198,564 in 2003. The Nutek oil operations were spun out as of December 31, 2003, therefore, financials and revenues are reported in the consolidated #'s of the parent through December 31, 2003 with nothing in 2004.

Description Nutek Oil Operations

Nutek Oil, Inc., was formed for the purpose of development and operation of oil and gas properties with proven reserves. The Company's strategy is to focus in domestic areas where major oil and gas producing companies have reduced their exploration efforts to move offshore and overseas in search of the larger reserves. Nutek Oil's initial development strategy has been to acquire such proven fields and attempt to increase production and the exploration of other proven formations in the same fields.

Nutek Oil's primary operational strategy includes the operation of its own projects, giving it substantial control over drilling and production costs. The Company has associated itself with Mr. Pete Maupin an experienced exploration and development engineer to advise on methods of adding production at lower costs through development drilling, work-overs, behind pipe re-completions and secondary recovery operations.

Most of the engineering and geology for the Company's projects is performed by consulting firms, while the actual drilling, rework and other field operations are performed on a project basis by contractors who bid for the work. This is the most cost-effective manner of operation, as the range of expertise and services required varies by project and time duration.

Nutek Oil is not included in DSEN's current 10KSB filing.

   14. We note that you state that management has expensed all known contingencies at the end of 2003 and that there was a "Dividend of Nutek Oil." Please revise to describe how Nutek oil was disposed and any material contingencies of liabilities associated with its prior operations. If Nutek Oil was sold, please describe and quantify the consideration. Please also revise to address how the loss of Nutek Oil production impacts your operations and financial condition.

Nutek Oil was disposed of by issuing a dividend of the shares held by the parent company to the shareholders of the parent company. The stock dividend was distributed to owners of the Company's common stock as of the record date in a ratio of one share of dividend stock in the subsidiary for every 500 shares of common stock owned in Datascension, Inc, formerly Nutek Inc. The loss of Nutek Oil production did not have a material impact as on operations (as discussed in comment 33) based on the revenue derived from the call center operations as it only amounted to about 2% in 2002 of total revenue and 2.75% in 2003 of total revenue. In addition, there were no material contingencies.

Disclosure added, see page 15.

Liquidity and Capital Resources, page 22

   15. Please revise to describe the contingent liabilities and notes payable to a related party.

At the end of 2003, DSEN expensed a contingent liability related to two potential lawsuit judgments. One related to the lawsuit from a prior landlord and one from a former employee related to a pending arbitration dispute. The amounts determined by the courts were not materially different from the accrued contingency. As of 12/31/04, the contingent liabilities were settled and paid in full from the funding and are no longer a liability concern. The related party notes in an amount of $116,774 will be paid as they become due from working capital.

The related party notes in an amount of $116,774 is made up as follows:

Murray Conradie an amount of $31,703, with no stated interest rate and no specific repayment terms. Jason Griffith an amount of $14,153, with no stated interest rate and no specific repayment terms. Scott Kincer an amount of $21,418, with no stated interest rate and no specific repayment terms. Joanne Hough an amount of $49,500, with an annual interest of 10% per year, this note was settled in December 2004.

As of April 15, 2005 amounts due Murray Conradie is $31,703, Jason Griffith - $14,153 and Scott Kincer - $21,418.

Disclosure added, see page 17.

   16. We note your disclosure that you expect to be able to satisfy obligations and commitments during the next 12 months as they become payable. Please revise to provide detail on these obligations and commitments.

Detailed disclosure added in liquidity section, see page 17.

   17. Please describe your short term and long-term sources of liquidity. For Example, we refer to your disclosure on F-14. Please discuss your general statement that you secure working capital from private placements, bank debt and loans from private investors. Please revise to specifically describe each source of liquidity.

Disclosure added, see page 19.

Operating Leases, page 23

   18. Please revise to include your offices abroad, including any offices in Costa Rica and the Dominican Republic.

Disclosure revised, see page 24.

Other Events, page 24

   19. We note your disclosure regarding the spin-off of Datascension International. Please revise to provide detail on the current status of the proposed spin-off. Please tell us whether you intend to register the spin-off. Refer to Staff Legal Bulletin No. 4 (September 16, 1977). In this regard, please also address whether you were required to register the spin-off of any other subsidiaries, including Century. We may have further comment.

The proposed spin off of Datascension International has been postponed indefinitely as a result of the current funding.

Nutek Oil issued an initial dividend to shareholders of the parent in 2001 with the remaining dividend issued in December 2003 completing the spin-off. Nutek Oil currently trades on the pinksheets. Nutek Oil filed a Form 10SB registration statement with the Securities and Exchange Commission on April 30, 2004.

Century was spun off on 12/31/04. They will be filing a registration statement in the near future.

SRC International Inc. has not been sold and the assets were written off on 12/31/2004.

       Disclosure added, see page 15

Our Business, page 25

   20. Please provide disclosure regarding any major clients on which you are dependent for a substantial portion of your revenues.

Disclosure added, see page 22.

   21. Please provide disclosure on how each of your different business lines has contributed to your revenues and net income. Please also describe how you locate customers.

All of the revenue generated is from our Datascension International subsidiary, with about 85% of the revenue generated from our telephone interviewing business line in 2003 and for 2004, about 92% of the revenue is from the telephone interviewing with approximately 6% coming from the data services and programming division. Customers are located through referrals from existing customers and from leads generated by our sales staff.

Disclosure added, see Principal Products, Services  and Principal Markets, page
22.

Principal Products, Services and Principle Markets, page 25

   22. Please avoid the use of the term "solution" as it is jargon. Its use implies that a problem is being solved when in fact none has been presented. Instead of using the term solution, describe your actual services.

This item has been revised throughout the SB2/A.

   23. We note that your business involves telemarketing and that your on-line marketing may be considered "spam". Please revise to discuss the effect of governmental regulations on your business. Please also include appropriate risk factor disclosure.

Our business does not involve "telemarketing". Telemarketing, in the call center industry, refers to the marketing of goods and services by telephone. We do not market goods or services for clients, but instead conduct interviews and gather information from interviewees. As a result the government regulation of the do not call list that has been implemented to stop unsolicited telemarketing does not affect our industry.

Disclosure added, see page 22.

Who Must Comply with the Amended Telemarketing Sale Rule (TSR)?

The amended TSR regulates "telemarketing"- defined in the Rule as "a plan, program, or campaign . . . to induce the purchase of goods or services or a charitable contribution" involving more than one interstate telephone call. (The FCC regulates both intrastate and interstate calling. More information is available from www.fcc.gov.) With some important exceptions, any businesses or individuals that take part in "telemarketing" must comply with the Rule. This is true whether, as "telemarketers," they initiate or receive telephone calls to or from consumers, or as "sellers," they provide, offer to provide, or arrange to provide goods or services to consumers in exchange for payment. It makes no difference whether a company makes or receives calls using low-tech equipment or the newest technology-such as voice response units (VRUs) and other automated systems. Similarly, it makes no difference whether the calls are made from outside the United States; so long as they are made to consumers in the United States, those making the calls, unless otherwise exempt, must comply with the TSR's provisions. If the calls are made to induce the purchase of goods, services, or a charitable contribution, the company is engaging in "telemarketing."

Certain sections of the Rule apply to individuals or companies other than "sellers" or "telemarketers" if these individuals or companies provide substantial assistance or support to sellers or telemarketers. The Rule also applies to individuals or companies that provide telemarketers with unauthorized access to the credit card system.

What types of calls are not covered by the National Do Not Call Registry?

The Do Not Call provisions do not cover calls from political organizations, charities, telephone surveyors, or companies with which a consumer has an existing business relationship. However, sellers and telemarketers should also be aware that the FCC regulates telemarketing calls. For more information, see the FCC's Web site, www.fcc.gov.

Description of Property, page 27

   24. Please disclose whether you believe your current physical properties to be suitable and adequate for your business. Refer to Item 102 of Regulation S-B. Please also include the overseas properties in the Dominican Republic and Costa Rica.

We feel the current locations we use are suitable, adequate, and in good condition for our current as well as for our future operations and business.

Disclosure added, see page 24.

Management, page 28

   25. With a view to improved disclosure, please consider disclosing the executive officers and directors of Datascension International, your sole subsidiary.

Disclosures added - The Executive Officers and Directors of Datascension International, Inc are as follows:

David Scott Kincer - President/Chairman - already included
Joseph Harmon - Vice President/Director - already included
Robert Sandelman - Director (added to disclosure)


   26. Please disclose the years during which Mr. Griffin worked for Arthur Anderson.

Mr. Griffith began working at Arthur Andersen in Memphis in 1998 and left there in July of 2001.

Disclosure added, see page 25.

Executive Compensation, page 30

   27. Please supplementally advise why you included compensation information for Mr. Griffith but not for Mr. Harmon.

This was an oversight as Mr. Harmon is paid through the subsidiary and not the parent, the document has been updated to disclose Mr. Harmon's income.

Disclosure added, see page 28.

   28. Please supplementally confirm that the compensation reflected in the table includes any consideration received from your subsidiaries, or revise as appropriate. Refer to Item 402(a)(1) of regulation S-B.

The compensation disclosed on the compensation table is inclusive of any and all compensation paid through the parent company or the subsidiary.

   29. Please include the option grant table required by Item 402c of Regulation S-B and the fiscal year-end option exercise table required by Item 402(d).

Tables added, see page 30.

Security Ownership of Certain Beneficial Owners and Management, page 32

   30. Please update the information as of the latest practical date. Please disclose in a footnote the amount of securities reflected that are subject to the exercise of options.

Disclosure updated as of as of date of April 15, 2005.

See page 31.

Certain Relationships and Related Transactions, page 32

   31.  Please revise  to  include  the related party transactions described in
        Note 8 to the financial statements.  Refer to Item 404 of regulation S-
        B.

Related party transactions have been updated.

See page 31.

Description of Securities, page 33

   32. Please disclose whether the Series B preferred dividend has been paid annually and, if not, the amount of the accrued dividend.

Disclosure on page 33

Recent Financings, page 34

   33. Please describe the material terms of the subscription agreement, including detailed descriptions of material provisions that remain operative. For example, please include disclosure regarding the following provisions: escrow, liquidated damages for late conversion and failure to timely register share, default, buy-in, prohibitions on additional registration statements, blackouts and the right of first refusal.

Disclosure added, see page 34, recent financing.

   34. On November 17, 2004, you issued $1,875,000 in convertible debentures, which can be converted into common stock at beneficial conversion prices. Please disclose as a subsequent event to your financial statements how you accounted for this issuance and the related stock purchase warrants. Reference is made to EITP 98-5.

See note 7 to the December 31, 2004 audited financial statements, page F-16.

Selling Shareholder Table, page 35

   35. Please supplementally advise us why you will not receive any proceeds from the exercise of warrants.

This is in error and has been deleted.

   36. Please clarify that the shares reflected in the table include those shares that may be received on exercise of the warrants.

Disclosure revised. See footnote 6, page 37.

   37. Please disclose in a footnote that each selling shareholder is contractually limited to owning up to 4.99% of your shares.

Disclosure added. See footnote 7, page 37.

Plan of Distribution, page 36

   38. Please disclose the director and officer lockup provision of the subscription agreement.

The directors and officers will be permitted to sell shares of DSEN common stock during the period referenced below based on the following schedule:

After the investors have converted or received the percentage of note principal issued.
Each director and officer may sell the corresponding percent of the amount of shares indicated below

       Investors Conversion             Director/Officer
             20%                              0.5%
             30%                              0.5%
             40%                              1%
             50%                              1%
             60%                              1%
             70%                              2%
             80%                              2%
             90%                              2%

The period in which the directors and officers may sell DSEN common stock is as follows: (i) this registration statement has been effective and available for use for 365 days, in connection to the public resale of the underlying shares and any warrant shares exercised, (ii) until all the commons shares being registered have been resold by the note holders pursuant to this registration statement or Rule 144, without regard to volume limitations (i.e. 144k), or
(iii) the date that the convertible note has been fully paid. The applicable number of shares is as follows: 1) Murray Conradie, 2,543,500 shares, 2) David
s. Kincer, 2,242,167, 3) Jason Griffith, 112.292 shares and 4) Joseph Harmon, 250,556 shares.

Disclosure added, see page 39

   39. We note that you have identified the selling shareholders as underwriters within the meaning of Section 2(a)(11) of the Securities Act. Please disclose that their status as underwriters would make them "distribution participants" under Regulation M.

Disclosure added, see page 38.

   40. Please revise the first paragraph to make clear that this registration statement does not cover sales by donees, pledges, transferees or other successors-in-interest of the selling shareholders.

Disclosure added, see page 37.

Legal Proceedings, page 38

   41. We note that you have filed reports on from 8-K dated October 31, 2003 and March 26, 2003, describing lawsuits against securities firms. Please revise to discuss this lawsuit, or advise us. Refer to Item 103 of Regulation S-B.

The litigation the company was previously involved in was related to brokerages failing to deliver shares to our shareholders that were purchased through their respective brokerage firms. The Company determined it was in the best interests of these shareholders to file for Arbitration hearings with the respective brokerages and all litigation pertaining to this matter has ceased. We are not involved in any current litigation.

Financial Statements

General

   42. Separately report information about each of your operating segments. Reference is made to paragraphs 16 through 32 of SFAS 131.

All of the segments combined (outside of the market research segment) account for only about 2% of the revenue of the parent, with only Nutek Oil being operational in 2003. Nutek oil reports it's #'s separately, thus it is not required to be segmented out. The other subsidiaries were effectively immaterial in nature. Additionally, as of 12/31/04, all other entities will have been removed or written off.

   43. Disclose the pertinent details of the ten to one reverse stock split, including the date that the reverse split took place. Apply this comment throughout Form SB-2, as applicable, and consider disclosing as a subsequent event within the notes to the financial statements.

On November 4, 2004, Datascension Inc., announced its board of directors has authorized a reverse split of the company's common stock at a ratio of one-for-ten.

The reverse split, which was approved by the Company's stockholders at the last shareholder meeting, took effect on November 5, 2004. Each ten shares of the Company's issued and outstanding common stock were automatically converted into one share of common stock. No fractional shares were issued. Holders of fractional shares received shares rounded to the nearest whole share.

The Reverse Stock Split affected all of stockholders uniformly and did not affect any stockholder's percentage ownership interests in the company or proportionate voting power, except to the extent that the Reverse Stock Split resulted in any of the stockholders becoming entitled to a fractional share.

Disclosure added, see page 32 and referenced throughput the document.

Balance Sheets, page F2

   44.  What is you basis  in GAAP for presenting your non controlling interest
        in Nutek Oil, Inc. within  Stockholders'  Equity?   Advise us or revise
        accordingly.

The financial statements have been revised accordingly to have the non controlling interests / minority interests as a separate line item between liabilities and equity.

Statements of Operations, page F5

   45. Tell us your basis in GAAP for classifying contingency accruals and your lawsuit liability below loss for operations. As these items do not meet the criteria for extraordinary under APB 30, advise us how you determined charges that arose in the ordinary course of business are non-operating or revise to reclassify these amounts within operating income accordingly.

Classification has been corrected on the financial statements.

   46. Advise us how your presentation of net income before and after contingencies, a non-GAAP measure, complies with the guidance in Item 10(b) of Regulation S-B, which prohibits the presentation of non-GAAP measures on the face of your financial statements. Please revise to disclose net income as determined under generally accepted accounting principles.

Classification has been corrected on the financial statements.

   47. In the interest of transparency, consider disclosing revenues generated from the sale of product separately from service revenues. Similarly, your cost of goods sold should be shown on a disaggregated basis. Reference is made to SAB topic 13B.

See discussion for comment # 62.

   48. Please advise us of the general events and disclose in the notes to the financial statement how you accounted for forgiveness of debt during the years ended December 31, 2003 and 2002. To the extent the forgiveness of debt was from a related party, tell us your basis in GAAP for recognizing a gain rather than accounting for the forgiveness as a capital transaction. Reference is made to paragraph 20 of APB 26. In addition, supplementally advise us why forgiveness of debt in the statement of operations does not reconcile to the adjustment for forgiveness of debt in the statement of cash flows.

The forgiveness of debt for '03 and '02 are not related party debts. The reason the income statement forgiveness of debt does not equal the # on the cash flow statement is the forgiveness of debt was a combination of cash and non cash items.

Consolidation Policy, page F10

   49. We note your consolidation policy. Please revise as appropriate to clarify the principles you follow in determining the inclusion or exclusion of entities in the consolidated financial statements. How is control determined and what consideration is given to your voting interests? In addition, expand your policy to address your accounting for subsidiaries that have been spun off. Clearly disclose what entities are consolidated for each period covered in your financial statements and why.

For the consolidated financial statements, we include(d) the financials of all entities which the parent company had a controlling interest. A controlling financial interest is evidenced by ownership of a majority voting interest. Thus when the company directly or indirectly owns more than fifty percent of the outstanding voting shares of another company, we account for the investment through consolidation. Once the subsidiary has been spun off, the financials of the subsidiary are no longer included in the consolidated financials of the parent. For the spinoffs or dividends (aside from Nutek oil) that have occurred, the parent still controlled and owned more than 50% of the respective entities.

   For December 31, 2003, the entities included in the financials are:

       Datascension, Inc. (parent company)
       Datascension International (100% owned subsidiary)
       SRC International (100% owned subsidiary)
       Kristi & Co (100% owned subsidiary)
       Century Innovations (100% owned subsidiary)
       Nutek Oil, Inc. (78.85% owned subsidiary)

   For December 31, 2004, the entities included in the financials are:

       Datascension, Inc. (parent company)
       Datascension International (100% owned subsidiary) SRC International: Not included - Written off in 2004 Kristi & Co: Not included - Written off in 2004 Century Innovations: Not included - 100% spin-off Nutek Oil: Not included-100% spin-0ff.

Revenue Recognition, page F10

   50. Expand your revenue recognition disclosure to describe your policies for recognizing service revenue generated by your Datascension line of business.

Revenue Recognition. We recognize revenues when survey data is delivered to the client in accordance with the terms of our agreements. Research products are delivered within a short period, generally ranging from a few days to approximately eight weeks. An appropriate deferral is made for direct costs related to contracts in process, and no revenue is recognized until delivery of the data has taken place. Billings rendered in advance of services being performed, as well as customer deposits received in advance, are recorded as a current liability included in deferred revenue. We are required to estimate contract losses, if any, and provide for such losses in the period they are determined and estimable. We do not believe that there are realistic alternatives to our revenue recognition policy given the short period of service delivery and the requirement to deliver completed surveys to our customers. We do not believe there is significant risk of recognizing revenue prematurely since our contracts are standardized, the earnings process is short and no single project accounts for a significant portion of our revenue.

Disclosure on page 14.

Intangible Assets, page F11

   51. Clarify how your accounting policy for intangible assets complies with SFAS 142 given you have not recorded amortization expense for the past two years. In this regard, your assets with finite lives (i.e. your intangibles other than goodwill) should be amortized over the best estimate of its useful life. Supplementally advise us how you have complied with this policy for finite lived assets or revise accordingly record the appropriate amount of expense. Further, with regards to your evaluation of the impairment of these assets, how have you addressed potential impairment for assets related to business units that are no longer operating? For example, help us to understand how you reached a conclusion as it relates to customer lists given Kristi & Co. is no longer in business.


Pursuant to SFAS 142 para. 11-17., management at the time felt (albeit looking back it was an incorrect assumption) there was a reasonable belief of both the carrying and residual value of the assets. The intangible assets were tested annually for potential impairment, but the potential purchases and sales appeared to validate the then current value. These assets have since been written off due to the cancellation of the sales.

Accounting Policy added, see page 14

Note 8 - Related Party Transactions, page F16

   52. Clarify the nature of the notes receivable from related parties. To the extent these are receivables arising from transactions involving your common stock, these amounts should be presented as deductions from stockholder's equity. Please advise or revise accordingly. Refer to SAB topics 4:E and 4:G.

The financial statements have been revised to move the receivables relating to common stock as a deduction from equity. The adjustments have been made to conform with SAB topics 4E and 4G.

2002 Adjusted Information, page F17

   53. We note that you identified an understatement error in the calculation of allowance for doubtful accounts in the amount of $273,554. Please supplementally provide us with any pertinent background information regarding this error and the timing of when it was discovered. How have you complied with the disclosure requirements under APB 20 for reporting a correction of an error? It the error was discovered in fiscal 2003, why is it not recorded as a prior period adjustment in the most recent fiscal year? Additionally, please revise your significant accounting policy for accounts receivable to address your policies for calculating allowances for doubtful accounts.

At the end of 2002, Datascension International was owed approximately $273,500 related to a government contract. Management believed the amount would be paid without the need for an allowance. Two of the officers agreed to forgive a portion of their preferred stock to guarantee the debt if it were considered bad debt. The auditors agreed with this. It was later determined that the forgiveness of debt from the officers preferred stock would not be allowed as it would be classified as an increase in additional paid in capital. Had both management and the auditors known this at the time, the allowance for bad debts would have been assessed in 2002. The 2002 financials were then adjusted to reflect the issue were management/auditors to have known about the effects on the additional paid in capital. It was determined that this is consistent with APB 20, par.13 (misusing facts that existed at the date the financial statements were prepared / using an accounting principle that is not in conformity with GAAP), thus this was treated as a prior period adjustment. Accounting policy revised.

Interim Financial Statements, pages between F17 and 40

   54.  Please  apply all comments provided  below  on  the  audited  financial
        statements   to   the   unaudited   interim  financial  statements,  as
        applicable.

December 31, 2004 yearend audited financials address comments.

   55.  Please advise or revise to include an  affirmative  statement regarding
        the  adjustment  to  the  interim  financial  statements  pursuant   to
        Instruction 2 to the Instructions to Item 310(b) of Regulation S-B.

Will include instructions on future interim financials.

   A.  INSTRUCTIONS TO ITEM 310(B):


1. Where Item 310 is applicable to a Form 10-QSB and the interim period is more than one quarter, income statements must also be provided for the most recent interim quarter and the comparable quarter of the preceding fiscal year.


2. Interim financial statements must include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements.

   1. Disclose the unaudited status of the financial information or advise us.

Disclosure revised

   2. Advise us and clarify in your footnotes as appropriate the nature and terms of the $1.1 million note receivable recorded in long-term assets.

See note four, page F-13.

   3. We note that you are proposing to sell assets of SRC International and considering a spin-off of Datascension International. To the extent the disposition of a significant portion of your business is probable, you should advise us why you have not included pro forma pursuant to
        ITEM 310(b) of Regulation S-B.

As of result of the funding that took place in November of 2005, the proposed spin-off of Datascension International has been put aside indefinitely. The proposed sale of the assets of SRC International did not occur and the impaired assets were written off. The amount written off was immaterial.

Part II

Item 26. Recent Sales of Unregistered Securities

   4. Please revise to include all the information required by Item 701 of Regulation S-B. In particular, please clearly state the exemption relied upon and the fact relied upon for each of the claimed exemptions. Please also disclose the date of each issuance.

Disclosure revised.

Exhibits

   5.   Please  revise  to  file a list of your subsidiaries.   Refer  to  Item
        601(b)(21) of Regulation S-B.

Filings made with the Form 10KSB for December 31, 2004.

   6. Please revise the date of the Form 8-K references in footnote 6. The filing was made on November 23, 2004

The date of filing of the Form 8-K referenced in footnote 6 has been amended to reflect the correct filing date of November 23, 2004.

Undertakings

82. Please revise undertaking (a)(1)(ii) to comply with Item 512 of Regulation S-B.

Disclosure revised.

Signatures

83. Please include the signatures of a majority of your board of directors. In addition, please confirm in the signature blocks that the registration statement is signed by your principal executive officer, principal financial officer and principal accounting officer or controller.

The document has been updated to include the signatures of the majority of our board of directors, additionally the signature blocks have been amended to indicate the signatures of the principal executive officer and principal financial officers.

If you have any questions or concerns regarding this comment letter or our filing, please do not hesitate to contact either one of the following individuals.

Best regards,
Datascension, Inc.


_________________
David S. Kincer
President / CEO
714-482-9750






#

Exhibit A

FUNDS ESCROW AGREEMENT

       This Agreement is dated as of the ____ day of November, 2004 among Datascension, Inc., a Nevada corporation (the "Company"), the Subscribers identified on Schedule A hereto (each a "Subscriber" and collectively "Subscribers"), and Grushko & Mittman, P.C. (the "Escrow Agent"):

W I T N E S S E T H:

       WHEREAS, the Company and Subscribers have entered into a Subscription Agreement calling for the sale by the Company to the Subscriber of secured Promissory Notes and Warrants for an aggregate purchase price of up to $1,875,000 in the amounts set forth on Schedule A hereto; and

       WHEREAS, the parties hereto require the Company to deliver the Notes and Warrants against payment therefor, with such Notes, Warrants and the Escrowed Funds to be delivered to the Escrow Agent to be held in escrow and released by the Escrow Agent in accordance with the terms and conditions of this Agreement; and

       WHEREAS, the Escrow Agent is willing to serve as escrow agent pursuant to the terms and conditions of this Agreement;

       NOW THEREFORE, the parties agree as follows:

ARTICLE I
INTERPRETATION

       1.1. Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Subscription Agreement shall have the meanings given to such terms in the Subscription Agreement. Whenever used in this Agreement, the following terms shall have the following respective meanings:

(a) "Agreement" means this Agreement and all amendments made hereto and thereto by written agreement between the parties;

(b) "Closing Date" shall have the meaning set forth in Section 13(b) of the Subscription Agreement;

(c) "Collateral Agent Agreement" shall have the meaning set forth in Section 2 of the Subscription Agreement;

(d) "Due Diligence Fee" shall have the meaning set forth in Section 8(b) of the Subscription Agreement;

(e) "Escrowed Payment" means an aggregate cash payment of up to $1,875,000 which is the Purchase Price;

(f) "Guaranty" shall have the meaning set forth in Section 2 of the Subscription Agreement;

(g) "Legal Fees" shall have the meaning set forth in Section 8(a) of the Subscription Agreement;

(h)    "Legal Opinion" means the original  signed  legal opinion referred to in
Section 6 of the Subscription Agreement;

(i)    "Limited  Standstill Agreements" shall have the  meaning  set  forth  in
Section 9.1(q) of the Subscription Agreement;

(j)    "Notes"  shall   have  the  meaning  set  forth  in  Section  1  of  the
Subscription Agreement;

(k)    "Purchase Price" shall mean up to $1,875,000;

(l) "Security Agreement" shall have the meaning set forth in Section 2 of the Subscription Agreement and relate to the Security Agreement to which the
Company is party and the Security Agreement to which Datascension International, Inc. is a party;

(m) "Subscription Agreement" means the Subscription Agreement (and the exhibits thereto) entered into or to be entered into by the parties in reference to the sale and purchase of the Notes and Warrants;

(n) "Warrants" shall have the meaning set forth in Section 3 of the Subscription Agreement;

(o) Collectively, the executed Subscription Agreement, Notes, Legal Opinion, Limited Standstill Agreements, Warrants, Collateral Agent Agreement, Security Agreement and Guaranty are referred to as "Company Documents"; and

(p)    Collectively,  the   Escrowed  Payment  and  the  executed  Subscription
Agreement are referred to as "Subscriber Documents".

       1.2. Entire Agreement. This Agreement along with the Company Documents and the Subscriber Documents constitute the entire agreement between the parties hereto pertaining to the Company Documents and Subscriber Documents and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no warranties, representations and other agreements made by the parties in connection with the subject matter hereof except as specifically set forth in this Agreement, the Company Documents and the Subscriber Documents.

       1.3. Extended Meanings. In this Agreement words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders. The word "person" includes an individual, body corporate, partnership, trustee or trust or unincorporated association, executor, administrator or legal representative.

       1.4. Waivers and Amendments. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by all parties, or, in the case of a waiver, by the party waiving compliance. Except as expressly stated herein, no delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder preclude any other or future exercise of any other right, power or privilege hereunder.

       1.5. Headings. The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

       1.6. Law Governing this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of New York or in the federal courts located in the state of New York. Both parties and the individuals executing this Agreement and other agreements on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party (which shall be the party which receives an award most closely resembling the remedy or action sought) shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement.

       1.7. Specific Enforcement, Consent to Jurisdiction. The Company and Subscriber acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injuction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity. Subject to Section 1.6 hereof, each of the Company and Subscriber hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

ARTICLE II
DELIVERIES TO THE ESCROW AGENT

       2.1.  Company Deliveries.   On  or  before the Closing Date, the Company
shall deliver the Company Documents to the Escrow Agent.

       2.2. Subscriber Deliveries. On or before the Closing Date, each Subscriber shall deliver to the Escrow Agent such Subscriber's portion of the Purchase Price and the executed Subscription Agreement. The Escrowed Payment will be delivered pursuant to the following wire transfer instructions:

Citibank, N.A.
1155 6th Avenue
New York, NY 10036, USA
ABA Number: 0210-00089
For Credit to: Grushko & Mittman, IOLA Trust Account
Account Number: 45208884

       2.3. Intention to Create Escrow Over Company Documents and Subscriber Documents. The Subscriber and Company intend that the Company Documents and Subscriber Documents shall be held in escrow by the Escrow Agent pursuant to this Agreement for their benefit as set forth herein.

       2.4. Escrow Agent to Deliver Company Documents and Subscriber Documents. The Escrow Agent shall hold and release the Company Documents and Subscriber Documents only in accordance with the terms and conditions of this Agreement.

ARTICLE III
RELEASE OF COMPANY DOCUMENTS AND SUBSCRIBER DOCUMENTS

       3.1. Release of Escrow. Subject to the provisions of Section 4.2, the Escrow Agent shall release the Company Documents and Subscriber Documents as follows:

(a) On the Closing Date, the Escrow Agent will simultaneously release the Company Documents to the Subscriber and release the Subscriber Documents to the Company except that the Legal Fees will be released to the Subscriber's attorneys, and the Security Agreement, Guaranty and Collateral Agent Agreement will also be released to the Collateral Agent.

(b) All funds to be delivered to the Company shall be delivered pursuant to the wire instructions to be provided in writing by the Company to the Escrow Agent.

(c) Notwithstanding the above, upon receipt by the Escrow Agent of joint written instructions ("Joint Instructions") signed by the Company and the Subscriber, it shall deliver the Company Documents and Subscriber Documents in accordance with the terms of the Joint Instructions.

(d) Notwithstanding the above, upon receipt by the Escrow Agent of a final and non-appealable judgment, order, decree or award of a court of competent jurisdiction (a "Court Order"), the Escrow Agent shall deliver the Company Documents and Subscriber Documents in accordance with the Court Order. Any Court Order shall be accompanied by an opinion of counsel for the party presenting the Court Order to the Escrow Agent (which opinion shall be satisfactory to the Escrow Agent) to the effect that the court issuing the Court Order has competent jurisdiction and that the Court Order is final and non-appealable.

       3.2. Acknowledgement of Company and Subscriber; Disputes. The Company and the Subscriber acknowledge that the only terms and conditions upon which the Company Documents and Subscriber Documents are to be released are set forth in Sections 3 and 4 of this Agreement. The Company and the Subscriber reaffirm their agreement to abide by the terms and conditions of this Agreement with respect to the release of the Company Documents and Subscriber Documents. Any dispute with respect to the release of the Company Documents and Subscriber Documents shall be resolved pursuant to Section 4.2 or by agreement between the Company and Subscriber.

ARTICLE IV
CONCERNING THE ESCROW AGENT

       4.1.  Duties  and  Responsibilities of the  Escrow  Agent.   The  Escrow
Agent's duties and responsibilities shall be subject to the following terms and conditions:

(a)    The Subscriber and Company  acknowledge  and agree that the Escrow Agent
(i) shall not be responsible for or bound by, and shall not be required to inquire into whether either the Subscriber or Company is entitled to receipt of the Company Documents and Subscriber Documents pursuant to, any other agreement or otherwise; (ii) shall be obligated only for the performance of such duties as are specifically assumed by the Escrow Agent pursuant to this Agreement;
(iii) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and believed by the Escrow Agent in good faith to be genuine and to have been signed or presented by the proper person or party, without being required to determine the authenticity or correctness of any fact stated therein or the propriety or validity or the service thereof;
(iv) may assume that any person believed by the Escrow Agent in good faith to be authorized to give notice or make any statement or execute any document in connection with the provisions hereof is so authorized; (v) shall not be under any duty to give the property held by Escrow Agent hereunder any greater degree of care than Escrow Agent gives its own similar property; and (vi) may consult counsel satisfactory to Escrow Agent, the opinion of such counsel to be full and complete authorization and protection in respect of any action taken, suffered or omitted by Escrow Agent hereunder in good faith and in accordance with the opinion of such counsel.

(b) The Subscriber and Company acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and that the Escrow Agent shall not be liable for any action taken by Escrow Agent in good faith and believed by Escrow Agent to be authorized or within the rights or powers conferred upon Escrow Agent by this Agreement. The Subscriber and Company, jointly and severally, agree to indemnify and hold harmless the Escrow Agent and any of Escrow Agent's partners, employees, agents and representatives for any action taken or omitted to be taken by Escrow Agent or any of them hereunder, including the fees of outside counsel and other costs and expenses of defending itself against any claim or liability under this Agreement, except in the case of gross negligence or willful misconduct on Escrow Agent's part committed in its capacity as Escrow Agent under this Agreement. The Escrow Agent shall owe a duty only to the Subscriber and Company under this Agreement and to no other person.

(c) The Subscriber and Company jointly and severally agree to reimburse the Escrow Agent for outside counsel fees, to the extent authorized hereunder and incurred in connection with the performance of its duties and responsibilities hereunder.

(d) The Escrow Agent may at any time resign as Escrow Agent hereunder by giving five (5) days prior written notice of resignation to the Subscriber and the Company. Prior to the effective date of the resignation as specified in such notice, the Subscriber and Company will issue to the Escrow Agent a Joint Instruction authorizing delivery of the Company Documents and Subscriber Documents to a substitute Escrow Agent selected by the Subscriber and Company. If no successor Escrow Agent is named by the Subscriber and Company, the Escrow Agent may apply to a court of competent jurisdiction in the State of New York for appointment of a successor Escrow Agent, and to deposit the Company Documents and Subscriber Documents with the clerk of any such court.

(e) The Escrow Agent does not have and will not have any interest in the Company Documents and Subscriber Documents, but is serving only as escrow agent, having only possession thereof. The Escrow Agent shall not be liable for any loss resulting from the making or retention of any investment in accordance with this Escrow Agreement.

(f) This Agreement sets forth exclusively the duties of the Escrow Agent with respect to any and all matters pertinent thereto and no implied duties or obligations shall be read into this Agreement.

(g) The Escrow Agent shall be permitted to act as counsel for the Subscriber in any dispute as to the disposition of the Company Documents and Subscriber Documents, in any other dispute between the Subscriber and Company, whether or not the Escrow Agent is then holding the Company Documents and Subscriber Documents and continues to act as the Escrow Agent hereunder.

(h) The provisions of this Section 4.1 shall survive the resignation of the Escrow Agent or the termination of this Agreement.

       4.2.  Dispute  Resolution:  Judgments.   Resolution  of disputes arising
under this Agreement shall be subject to the following terms and conditions:

(a) If any dispute shall arise with respect to the delivery, ownership, right of possession or disposition of the Company Documents and Subscriber Documents, or if the Escrow Agent shall in good faith be uncertain as to its duties or rights hereunder, the Escrow Agent shall be authorized, without liability to anyone, to (i) refrain from taking any action other than to continue to hold the Company Documents and Subscriber Documents pending receipt of a Joint Instruction from the Subscriber and Company, or (ii) deposit the Company Documents and Subscriber Documents with any court of competent jurisdiction in the State of New York, in which event the Escrow Agent shall give written notice thereof to the Subscriber and the Company and shall thereupon be relieved and discharged from all further obligations pursuant to this Agreement. The Escrow Agent may, but shall be under no duty to, institute or defend any legal proceedings which relate to the Company Documents and Subscriber Documents. The Escrow Agent shall have the right to retain counsel if it becomes involved in any disagreement, dispute or litigation on account of this Agreement or otherwise determines that it is necessary to consult counsel.

(b) The Escrow Agent is hereby expressly authorized to comply with and obey any Court Order. In case the Escrow Agent obeys or complies with a Court Order, the Escrow Agent shall not be liable to the Subscriber and Company or to any other person, firm, corporation or entity by reason of such compliance.

ARTICLE V
GENERAL MATTERS

       5.1.  Termination.   This escrow shall terminate upon the release of all
of the Company Documents and Subscriber Documents or at any time upon the agreement in writing of the Subscriber and Company.

       5.2. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

(a)    If to the Company, to:

Datascension, Inc.
6330 McLeod Drive, Suite 1
Las Vegas, NV 89120
Attn: Murray N. Conradie, President and CEO
Fax: (702) 262-0033

       With a copy by telecopier only, to:

Owen M. Naccarato, Esq.
Naccarato & Associates
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
Fax: (949) 851-9262

(b) If to the Subscribers, to: the addresses and fax numbers listed on Schedule A hereto

(c)    If to the Escrow Agent, to:
Grushko & Mittman, P.C.
551 Fifth Avenue, Suite 1601
New York, New York 10176
Fax: 212-697-3575

or to such other address as any of them shall give to the others by notice made pursuant to this Section 5.2.

       5.3. Interest. The Escrowed Payment shall not be held in an interest bearing account nor will interest be payable in connection therewith. In the event the Escrowed Payment is deposited in an interest bearing account, each Subscriber shall be entitled to receive its pro rata portion of any accrued interest thereon, but only if the Escrow Agent receives from such Subscriber the Subscriber's United States taxpayer identification number and other requested information and forms.

       5.4. Assignment; Binding Agreement. Neither this Agreement nor any right or obligation hereunder shall be assignable by any party without the prior written consent of the other parties hereto. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors and assigns.

       5.5. Invalidity. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

       5.6. Counterparts/Execution. This Agreement may be executed in any number of counterparts and by different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission and delivered by facsimile transmission.

       5.7. Agreement. Each of the undersigned states that he has read the foregoing Funds Escrow Agreement and understands and agrees to it.

DATASCENSION, INC.
the "Company"

     By:______________________________________



	______________________________________
        LONGVIEW EQUITY FUND, LP
        "Subscriber"

        ______________________________________
        LONGVIEW FUND, LP
        "Subscriber"


        ______________________________________
        LONGVIEW INTERNATIONAL EQUITY FUND, LP
        "Subscriber"

        ______________________________________
        ALPHA CAPITAL AKTIENGESELLSCHAFT
        "Subscriber"


ESCROW AGENT:



______________________________________
             GRUSHKO & MITTMAN, P.C.


SCHEDULE A TO FUNDS ESCROW AGREEMENT


SUBSCRIBER                            	 PURCHASE 	 WARRANTS ISSUABLE
					   PRICE	  ON CLOSING DATE
LONGVIEW EQUITY FUND, LP              	$  525,000      	  875,000
600 Montgomery Street, 44th Floor
San Francisco, CA 94111
Fax: (415) 981-5300

LONGVIEW FUND, LP                     	   750,000       	1,250,000
600 Montgomery Street, 44th Floor
San Francisco, CA 94111
Fax: (415) 981-5300

LONGVIEW INTERNATIONAL EQUITY FUND, LP	$  225,000      	  375,000
600 Montgomery Street, 44th Floor
San Francisco, CA 94111
Fax: (415) 981-5300

ALPHA CAPITAL AKTIENGESELLSCHAFT      	$  375,000     		  625,000
Pradafant 7
9490 Furstentums
Vaduz, Lichtenstein
Fax: 011-42-32323196

TOTALS                                	 1,875,000    		3,125,000






#